UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

FINISHING TOUCHES HOME GOODS INC.
(Exact name of registrant as specified in its charter)

Nevada	333-172440	45-2563323
(State or Jurisdiction	(Commission	(IRS Employer
of Incorporation)	file number)	Identification No.)

320 E. Shea Boulevard, Suite 200, Phoenix, Arizona   85025
(Address of principal executive offices) (Zip code)

(480) 945-3449
(Registrant’s telephone number, including area code)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

****************

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS SCHEDULE 14F.  NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

*****************

FINISHING TOUCHES HOME GOODS INC.
320 E. Shea Boulevard, Suite 200
Phoenix, Arizona
85025

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE OF COMPOSITION OF THE BOARD OF DIRECTORS

February 21, 2012

As used in this Information Statement on Schedule 14f-1 (the “Information Statement”), the terms “we”, “us”, and “our” refer to Finishing Touches Home Goods Inc., a Nevada corporation.  All references to currency are stated in United States dollars unless otherwise indicated.

This Information Statement is being furnished to holders of record of the common stock of our company, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

This Information Statement is being mailed on or about February 21, 2012, by our company to the holders of record of shares of our common stock as of the close of business on February 21, 2012. This Information Statement is provided to you for information purposes only.  We are not soliciting proxies in connection with the matters described in this Information Statement.  You are urged to read this Information Statement carefully.  You are not, however, required to take any action.

On the tenth day after this Information Statement has been mailed to the stockholders (the “Effective Date”), the resignations of Nikolay Koval, Ravilya Islyntieva, Roman Urkevitch and Olga Shenberger (the “Resigning Directors”) as directors of the Company will be effective and Mark Hunter will be our sole director and officer.

Pursuant to the terms of  Affiliate Stock Purchase Agreements (the “Agreements”) dated January 27, 2012 between Mark K. Hunter and each of Nikolay Koval and Ravilya Islyntieva, Mr. Hunter purchased a combined total of 6,000,000 shares of common stock from Mr. Koval and Mrs. Ravilya (the “Purchased Shares”).

The purchase price for the Purchased Shares was US $30,000, which was paid in cash and by the personal funds of Mr. Hunter. Mark K. Hunter now owns 6,000,000 of our shares of common stock, which is 66.6% of our issued and outstanding shares of common stock as of February 21, 2012.

Effective January 27, 2012, Nikolay Koval resigned as our President and Chief Executive Officer and Ravilya Islyntieva resigned as our Treasurer and Chief Financial Officer.  Also effective January 27, 2012 Mr. Hunter was appointed as our CEO, CFO, President, Secretary, Treasurer and to our company’s board of directors, which increased the current board of directors to five members.

Nikolay Koval, Ravilya Islyntieva, Roman Urkevitch and Olga Shenberger wish to resign as directors of our company.  The resignations will be effective 10 days after the filing of this Information Statement with the Securities and Exchange Commission (the “SEC”) and its mailing or delivery to all of our shareholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 or Regulation 14E thereunder.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least 10 days prior to the date that a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE RESIGNATION OF THE RESIGNING DIRECTORS UPON THE EFFECTIVE DATE.  NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED, AND YOU ARE NOT REQUESTED TO SEND OUR COMPANY A PROXY.  YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY, BUT YOU ARE NOT REQUIRED OR REQUESTED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

VOTING SECURITIES

Our company authorized to issue up to 75,000,000 shares of common stock and no shares of preferred stock. On February 21, 2012, we had 9,000,000 shares of common stock outstanding and no shares of preferred stock outstanding.

Each share of issued and outstanding common stock entitles the holder thereof to fully participate in all stockholder meetings, to cast one vote on each matter with respect to which stockholders have the right to vote, and to share ratably in all dividends and other distributions declared and paid with respect to the common stock, as well as in the net assets of the corporation upon liquidation or dissolution.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of February 21, 2012: (i) by each of our directors, (ii) by each of the Named Executive Officers, (iii) by all of our executive officers and directors as a group, and (iv) by each person or entity known by us to beneficially own more than 5% of any class of our outstanding shares. As of February 21, 2012, there were 9,000,000 shares of our common stock outstanding:

Title of Class	Name and address of beneficial owner	Amount and Nature of Beneficial Ownership		Percent of Class
Common	Mark K. Hunter 3420 East Shea Blvd, Suite 200 Phoenix, AZ 85028	6,000,000	Direct	66.6%
Common	Nikolay Koval 3420 East Shea Blvd, Suite 200 Phoenix, AZ 85028	Nil		0%
Common	Ravilya Islyntieva 3420 East Shea Blvd, Suite 200 Phoenix, AZ 85028	Nil		0%
Common	Roman Urkevitch 3420 East Shea Blvd, Suite 200 Phoenix, AZ 85028	Nil		0%
Common	Olga Shenberger 3420 East Shea Blvd, Suite 200 Phoenix, AZ 85028	Nil		0%
Common	All executive officers and directors as a group (5 persons)	6,000,000		66.66

Percentage ownership is determined based on shares owned together with securities exercisable or convertible into shares of common stock within 60 days of February 21, 2012, for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Shares of common stock subject to securities exercisable or convertible into shares of common stock that are currently exercisable or exercisable within 60 days of February 21, 2012, are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such  person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.  Our common stock is our only issued and outstanding class of securities eligible to vote.

CHANGE OF CONTROL

In connection with the closing of the Agreements, there was a change in control of our company.  Following the expiration of the ten day period in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended, our company anticipates that our board of directors will be comprised of Mark Hunter.

DIRECTORS AND EXECUTIVE OFFICERS

The following individuals serve as our current directors and executive officers of our company as of the date of this current report.  All directors of our company hold office until the next annual meeting of our shareholders or until their successors have been elected and qualified. The executive officers of our company are appointed by our board of directors and hold office until their death, resignation or removal from office.
Name	Position Held with our Company	Date First Elected or Appointed
Mark K. Hunter	Director, CEO, CFO, Secretary and Treasurer	January 27, 2012
Nikolay Koval (1)(2)	Director (former President & Chief Executive Officer)	December 8, 2009
Ravilya Islyntieva (1)(2)	Director (former Chief Financial Officer, Secretary & Treasurer)	December 8, 2009
Roman Urkevitch (2)	Director	September 16, 2010
Olga Shenberger(2)	Director	September 16, 2010

1 Mr. Koval and Mrs. Islyntieva resigned as officers effective January 27, 2012.

2 This individual has resigned as a director of our company, effective on the 10th day after the mailing of this Information Statement on Schedule 14F-1.

Business Experience

The following is a brief account of the education and business experience during at least the past five years of each director, executive officer and key employee of our company, indicating the person’s principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

The following is a brief account of the education and business experience during at least the past five years of each director, executive officer and key employee of our company, indicating the person’s principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

Mark K. Hunter – Director, CEO, CFO, Secretary & Treasurer

Mark Hunter was appointed as a director and sole officer of our company on January 27, 2012.  Prior to this appointment, Mr. Hunter has spent the last 17 years providing equity and debt finance to businesses in the UK small and medium sized enterprise market place.  As Investment Director for YFM Equity Partners (formerly YFM Venture Finance Limited) (“YFM”), a private equity and venture capital investor, Mr. Hunter was responsible for making investment decisions in and assisting a number of companies in which YFM had equity investments in the UK.  These investments included the purchase and subsequent AIM listing of Pressure Technologies Plc. Along with his investment management role, Mark held a position on the Venture Finance Investment Approval Committee of YFM. Other responsibilities at YFM included investment appraisal, portfolio management, value creation, investor relations, reporting and compliance.  Mr. Hunter is registered with the UK Financial Services Authority. Immediately prior to joining YFM, he completed a Master’s Degree in Business Administration at the University of Leeds with a specialization in corporate strategy in the small and medium sized enterprise market place. His early career was spent predominantly with Barclays Bank Group providing debt finance to UK small and medium sized enterprises. Mr. Hunter is also a Senior Officer in the British Army Reserve and a holds the Territorial Decoration.

We believe Mr. Hunter is qualified to serve on our board of directors because of his extensive knowledge of our company’s history and current operations, which he gained from working for our company as described above, in addition to his business experiences as described above.

Nikolay Koval – Resigning Director

Mr. Nikolay Koval has served as a director and Chief Executive Officer of the company since December 8, 2009 (inception). Mr. Koval began his career in the construction industry as a laborer while he attained his degree in business administration. During his college years Mr. Koval worked with various trades and learned project management on the job. Upon graduation he was hired as Director of Construction for a local manufacturing company OOO “Perimetr” (Moscow, Russia) where he has worked for the past five years. Mr. Koval has experience with a wide range of renovation projects, including commercial, institutional, and residential.

Ravilya Islyntieva –  Resigning Director

Mrs. Ravilya Islyntieva has served as a director and Chief Financial Officer of the company since December 8, 2009 (inception). Mrs. Islyntieva has over 18 years of experience with ergonomics consulting and design experience in the public and private sector including manufacturing, health care, and the service industry. She has extensive knowledge of the Occupational Health & Safety Standards and Regulations. In the past five years Mrs. Islyntieva provided consulting services to various clients, public and private, through her consulting firm “RI Konsultant”.

Olga Shenberger, Resigning Director

Ms Shenberger earned a bachelor degree in Economics from Siberian University of Commerce in 2007. For the past three years, Ms. Shenberger has worked for an occupational medical clinic “Med-Service” as an accountant and oversees all organizational financial activities, including accounting and business planning operations, accounts receivable and payable, payroll, budgeting and cost analysis.

Roman Urkevitch - Resigning Director

Roman Urkevitch holds a Mechanical Engineering Degree and for the past five years has been working for  an architectural firm “Monolit” in Moscow, Russia that specializes in residential and commercial design. During his employment Mr. Urkevitch was involved in several projects where he was working closely with a client’s facility managers and designers/architects to consult on implementation of ergonomic and universal design principles. Mr. Urkevitch is continuously working on his post graduate education in ergonomics.

Legal Proceedings

We know of no material, existing or pending legal proceedings against our company, nor are we involved as a plaintiff in any material proceeding or pending litigation.  There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial stockholder, is an adverse party or has a material interest adverse to our interest.

Family Relationships

There are no family relationships between any of our directors and officers.

Involvement In Certain Legal Proceedings

None of our directors, executive officers, promoters or control persons, or our proposed directors or officers has been involved in any of the following events during the past ten years:

(1)           any bankruptcy petition filed by or against any business of which such person was an executive officer either at the time of the bankruptcy or within two years prior to that time;

(2)	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)
being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any  type of business, securities or banking activities;

(4)
being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

(5)
being the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: (i) any federal or state securities or commodities law or regulation; or (ii) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease- and-desist order, or removal or prohibition order; or (iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(6)
being the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

CORPORATE GOVERNANCE

Our board of directors held no formal meetings during the most recently completed fiscal year ended October 31, 2011. All proceedings of the board of directors were conducted by resolutions consented to in writing by our directors and filed with the minutes of the proceedings of the board. Such resolutions consented to in writing by our directors are, according to the corporate laws of the State of Nevada and our By-laws, as valid and effective as if they had been passed at a meeting of the board of directors duly called and held.

Nominating and Audit Committee

As of the date of this Information Statement, we currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter.  Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by our board of directors.

As of the date of this Information Statement, our board of directors has determined that Nikolay Koval, Ravilya Islyntieva, Roman Urkevitch and Olga Shenberger qualify as “independent” as defined by Rule 4200(a)(15) of the NASDAQ Marketplace Rules. Upon his resignation expected 10 days after this Schedule 14f-1 is filed and mailed, no director will qualify as “independent”.

None of our directors qualify as an “audit committee financial expert”.  We believe that our board of directors is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. We believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the small size of our business and the fact that we have not generated any material revenues to date.

We do not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors.  Our board of directors believes that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level.  We do not currently have any specific or minimum criteria for the election of nominees to our board of directors and we do not have any specific process or procedure for evaluating such nominees.  Our board of directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

A shareholder who wishes to communicate with our board of directors may do so by directing a written request addressed to the address appearing on the first page of this Information Statement.

Code of Business Conduct and Ethics

As of the date of this Information Statement, we have not adopted a corporate code of business conduct and ethics.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Consulting services provided by the President and Chief Financial Officer, accrued as compensation – officers for the fiscal year ended October 31, 2011 and for the period from December 8, 2009 (inception) through October 31, 2011 were as follows:

	For the Fiscal Year Ended October 31, 2011	For the Period from December 8, 2009 (inception) through October 31, 2010

President	$4,800	$1,200
Chief Financial Officer	4,800	1,200
	$9,600	$2,400

We have not entered into any transactions with our  officers, directors,  persons  nominated for these positions, beneficial owners of 5% or more of our common stock, or family members of these persons wherein the amount involved in the transaction or a series of similar transactions exceeded $60,000.

Our management is involved in other business activities and may, in the future become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between our business and their other business interests. In the event that a conflict of interest arises at a meeting of our directors, a director who has such a conflict will disclose his interest in a proposed transaction and will abstain from voting for or against the approval of such transaction.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act requires our executive officers and directors, and persons who own more than 10% of our common stock, to file reports regarding ownership of, and transactions in, our securities with the Securities and Exchange Commission and to provide us with copies of those filings.  Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons, we believe that during fiscal year ended October 31, 2011, all filing requirements applicable to its officers, directors and greater than 10% percent beneficial owners were complied with, with the exception of the following:

Name	Number of Late Reports	Number of Transactions Not Reported on a Timely Basis	Failure to File Requested Forms
Nikolay Koval	1(1)	1	nil
Ravilya Islyntieva	1(1)	1	nil

(1)  The named officer, director or greater than 10% stockholder, as applicable, filed a late Form 3 – Initial Statement of Beneficial Ownership of Securities.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following summary compensation table sets forth information concerning compensation for services rendered in all capacities during 2011 and 2010 awarded to, earned by or paid to our executive officers.

Name and Principal Position	Year	Salary	Bonus Awards	Stock Awards	Other Incentive Compensation	Non-Equity Plan Compensation	Nonqualified Deferred Earnings	All Other Compensation	Total
		($)	($)	($)	($)	($)	($)	($)	($)
Nikolay Koval 1 Former CEO, President & Director	2011 2010	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	4,800 1,200	4,800 1,200
Ravilya Islyntieva 2 Former CEO, Treasurer, Secretary & Director	2011 2010	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	4,800 1,200	4,800 1,200

1 Mr. Koval provides management services to the company as per unwritten arrangement with the company. These services include: overseeing daily operations; corresponding with customers, vendors, business partners, professional firms and regulatory authorities; monitoring the company’s reporting and compliance activities. Starting on July 1, 2010, the company recorded $300 per month for management services. On January 27, 2012, Mr. Koval resigned as an officer of our company and Mr. Hunter was appointed as Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary.
2 Mrs. Islyntieva provides consulting services to the company as per unwritten arrangement with the company. Starting on July 1, 2010, the company recorded $300 per month for consulting services. On January 27, 2012, Mrs. Islyntieva resigned as an officer of our company and Mr. Hunter was appointed as Chief Executive Officer, Chief Financial Officer,  Treasurer and Secretary.

Compensation Discussion and Analysis

There are no arrangements or plans in which we provide pension, retirement or similar benefits for our director or executive officers. Our directors and executive officers may receive stock options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our director or executive officers, except that stock options may be granted at the discretion of our board of directors from time to time. We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

There are no current employment agreements between our company and our executive officers or directors.

There are no annuity, pension or retirement benefits proposed to be paid to the officers or director or employees in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the company or any of its subsidiaries, if any.

Grants of Plan Based Awards and Outstanding Equity Awards at Fiscal Year-End

We have not adopted any equity compensation plan and no stock, options, or other equity securities were awarded to our executive officers since inception.

Long-Term Incentive Plan

Currently, our company does not have a long-term incentive plan in favour of any director, officer, consultant or employee of our company.

Directors’ Compensation

The persons who served as members of our board of directors, including executive officers did not receive any compensation for services as director for 2011 and 2010.

Option Exercises and Stock Vested

There were no options exercised or stock vested during the year ended October 31, 2011.

Pension Benefits and Nonqualified Deferred Compensation

The Company does not maintain any qualified retirement plans or non-nonqualified deferred compensation plans for its employees or directors.

INDEBTEDNESS OF DIRECTORS, SENIOR OFFICERS, EXECUTIVE OFFICERS AND OTHER MANAGEMENT

None of our directors or executive officers or any associate or affiliate of our company during the last two fiscal years is or has been indebted to our company by way of guarantee, support agreement, letter of credit or other similar agreement or understanding currently outstanding.

NO DISSENTERS’ RIGHTS

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders.  As a result, no dissent or appraisal rights are triggered by anything contemplated in connection with the Agreements or resignation of directors.

WHERE YOU CAN FIND MORE INFORMATION

Our company files reports with the SEC.  These reports include annual reports, quarterly reports as well as other information required to be filed pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

FINISHING TOUCHES HOME GOODS INC.

By:

/s/Mark K. Hunter
Mark K. Hunter
CEO, CFO, Secretary, Treasurer and Director

Date: February 21, 2012